Exhibit 99.2

DESCARTES ANNOUNCES FISCAL 2020 FIRST QUARTER RESULTS
Record Revenues and Income from Operations
WATERLOO, Ontario — May 29, 2019 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2020 first quarter (Q1FY20). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Our customers continue to benefit from our investments that have expanded the Global Logistics Network with new technologies, content and trading partners,” said Edward J. Ryan, Descartes’ CEO. “Our customers are passionate about sharing their many ideas on acquisitions and enhanced solutions that can benefit the broader GLN community. So, we remain focused on operating a business with strong margins and that generates cash to make these types of investments possible.”

Q1FY20 Financial Results

As described in more detail below, key financial highlights for Descartes’ Q1FY20 included:

•	Revenues of $78.0 million, up 16% from $67.0 million in the first quarter of fiscal 2019 (Q1FY19) and up 10% from $71.0 million in the previous quarter (Q4FY19);
•
Revenues were comprised of services revenues of $67.0 million (86% of total revenues), professional services and other revenues of $8.7 million (11% of total revenues) and license revenues of $2.3 million (3% of total revenues). Services revenues were up 16% from $57.8 million in Q1FY19 and up 7% from $62.9 million in Q4FY19;

•	Cash provided by operating activities of $23.4 million, up 24% from $18.9 million in Q1FY19 and up 7% from $21.8 million in Q4FY19;
•	Income from operations of $11.9 million, up 21% from $9.8 million in Q1FY19 and up 12% from $10.6 million in Q4FY19;
•
Net income of $7.3 million, up 4% from $7.0 million in Q1FY19 down from $7.9 million in Q4FY19. Q1FY20 included $1.7 million in additional interest charges over Q4FY19 primarily as a result of incremental borrowing under the credit facility to complete the acquisition of Visual Compliance, which transaction is described further below. Net income as a percentage of revenues was 9%, compared to 10% in Q1FY19 and 11% in Q4FY19;

•	Earnings per share on a diluted basis of $0.09, compared to $0.09 in Q1FY19 and $0.10 in Q4FY19; and
•
Adjusted EBITDA of $28.7 million, up 30% from $22.1 million in Q1FY19 and up 15% from $25.0 million in Q4FY19. Adjusted EBITDA as a percentage of revenues was 37%, compared to 33% in Q1FY19 and 35% in Q4FY19.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY20	Q4 FY19	Q3 FY19	Q2 FY19	Q1 FY19
Revenues	78.0	71.0	70.0	67.1	67.0
Services revenues	67.0	62.9	61.1	59.7	57.8
Gross margin	74%	73%	73%	73%	72%
Cash provided by operating activities	23.4	21.8	19.2	18.2	18.9
Income from operations	11.9	10.6	10.8	10.1	9.8
Net income	7.3	7.9	7.9	8.5	7.0
Net income as a % of revenues	9%	11%	11%	13%	10%
Earnings per diluted share	0.09	0.10	0.10	0.11	0.09
Adjusted EBITDA	28.7	25.0	24.0	22.8	22.1
Adjusted EBITDA as a % of revenues	37%	35%	34%	34%	33%

Cash Position
At April 30, 2019, Descartes had $29.6 million in cash. Cash increased $2.3 million in Q1FY20 primarily due to cash provided from operations partially offset by credit facility repayments. The table set forth below provides a summary of cash flows for Q1FY20 in millions of dollars:

Q1FY20
Cash provided by operating activities	23.4
Additions to property and equipment	(1.4)
Acquisitions of subsidiaries, net of cash acquired	(239.8)
Proceeds from borrowing on credit facility	241.2
Credit facility repayments	(19.9)
Payment of debt issuance costs	(1.4)
Issuance of common shares, net of issuance costs	0.7
Effect of foreign exchange rate on cash	(0.5)
Net change in cash	2.3
Cash, beginning of period	27.3
Cash, end of period	29.6

Acquisition of Visual Compliance
On February 12, 2019, Descartes acquired substantially all of the assets of the businesses run by the Management Systems Resources Inc. group of companies (collectively, “Visual Compliance”), a provider of software solutions and services to automate customs, trade and fiscal compliance processes including denied and restricted party screening processes and export licensing. The purchase price for the acquisition was approximately $248.9 million (CAD $330 million), net of cash acquired, which was funded from a combination of drawing on Descartes’ existing credit facility and issuing to the sellers 0.3 million Descartes common shares from treasury.

Acquisition of CORE
On May 10, 2019, Descartes acquired CORE Transport Technologies NZ Limited (“CORE”), an electronic transportation network that provides global air carriers and ground handlers with shipment scanning and tracking solutions. The purchase price for the acquisition was approximately $22.0 million, net of cash acquired, which was funded from drawing on Descartes’ existing credit facility. Additional contingent consideration of up to $9.0 million in cash is payable if certain revenue performance targets are met by CORE in the two years following the acquisition.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, May 29. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 9303615#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until June 5, 2019, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 9303615#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins and generation of cash; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of a global economic downturn; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed four acquisitions since the beginning of fiscal 2019 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q1FY20, Q4FY19, Q3FY19, Q2FY19 and Q1FY19, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q1FY20	Q4FY19	Q3FY19	Q2FY19	Q1FY19
Net income, as reported on Consolidated Statements of Operations	7.3	7.9	7.9	8.5	7.0
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	2.2	0.5	0.6	0.5	0.6
Investment income	(0.1)	(0.1)	-	-	(0.1)
Income tax expense	2.5	2.4	2.3	1.2	2.3
Depreciation expense	0.9	1.5	1.1	1.0	0.9
Amortization of intangible assets	12.8	10.3	10.4	10.0	9.5
Stock-based compensation and related taxes	1.0	1.0	1.2	1.0	0.8
Other charges	2.1	1.5	0.5	0.6	1.1
Adjusted EBITDA	28.7	25.0	24.0	22.8	22.1

Revenues	78.0	71.0	70.0	67.1	67.0
Net income as % of revenues	9%	11%	11%	13%	10%
Adjusted EBITDA as % of revenues	37%	35%	34%	34%	33%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2019	2019 (Audited)
ASSETS
CURRENT ASSETS
Cash	29,550	27,298
Accounts receivable (net)
Trade	33,913	31,493
Other	4,974	4,331
Prepaid expenses and other	12,274	9,027
Inventory	99	95
	80,810	72,244
OTHER LONG-TERM ASSETS	11,296	10,510
PROPERTY AND EQUIPMENT, NET	12,869	12,612
RIGHT-OF-USE ASSETS	10,444	-
DEFERRED INCOME TAXES	23,535	3,598
INTANGIBLE ASSETS, NET	266,737	176,192
GOODWILL	497,844	378,178
	903,535	653,334
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,294	5,147
Accrued liabilities	34,140	29,392
Lease obligations	3,433	-
Income taxes payable	1,840	1,592
Deferred revenue	41,519	34,236
	86,226	70,367
LONG-TERM DEBT	242,670	25,464
LONG-TERM LEASE OBLIGATIONS	7,394	-
LONG-TERM DEFERRED REVENUE	1,050	855
LONG-TERM INCOME TAXES PAYABLE	7,590	7,634
DEFERRED INCOME TAXES	9,575	15,507
	354,505	119,827

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 77,222,956 at April 30, 2019 (January 31, 2019 – 76,864,866)	286,714	276,753
Additional paid-in capital	455,478	454,722
Accumulated other comprehensive loss	(27,715)	(25,201)
Accumulated deficit	(165,447)	(172,767)
	549,030	533,507
	903,535	653,334

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2019	2018

REVENUES	78,004	67,018
COST OF REVENUES	19,856	18,584
GROSS MARGIN	58,148	48,434
EXPENSES
Sales and marketing	10,132	9,136
Research and development	12,728	11,937
General and administrative	8,478	6,924
Other charges	2,064	1,140
Amortization of intangible assets	12,777	9,552
	46,179	38,689
INCOME FROM OPERATIONS	11,969	9,745
INTEREST EXPENSE	(2,159)	(546)
INVESTMENT INCOME	71	54
INCOME BEFORE INCOME TAXES	9,881	9,253
INCOME TAX EXPENSE
Current	1,735	1,944
Deferred	826	323
	2,561	2,267
NET INCOME	7,320	6,986
EARNINGS PER SHARE
Basic	0.09	0.09
Diluted	0.09	0.09
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	77,149	76,793
Diluted	78,273	77,650

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2019	2018
OPERATING ACTIVITIES
Net income	7,320	6,986
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	892	907
Amortization of intangible assets	12,777	9,552
Stock-based compensation expense	939	733
Other non-cash operating activities	(171)	(30)
Deferred tax expense	826	323
Changes in operating assets and liabilities:
Accounts receivable
Trade	2,660	(1,875)
Other	(429)	225
Prepaid expenses and other	(3,484)	(1,675)
Inventory	(3)	18
Accounts payable	288	4,037
Accrued liabilities	3,779	(1,064)
Income taxes payable	200	180
Operating leases	383	-
Deferred revenue	(2,542)	536
Cash provided by operating activities	23,435	18,853
INVESTING ACTIVITIES
Additions to property and equipment	(1,398)	(965)
Acquisition of subsidiaries, net of cash acquired	(239,863)	(32,382)
Cash used in investing activities	(241,261)	(33,347)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	241,206	33,167
Credit facility repayments	(19,932)	(17,610)
Payment of debt issuance costs	(1,382)	-
Issuance of common shares for cash, net of issuance costs	732	453
Cash provided by financing activities	220,624	16,010
Effect of foreign exchange rate changes on cash	(546)	(451)
Increase in cash	2,252	1,065
Cash, beginning of period	27,298	35,145
Cash, end of period	29,550	36,210